February 15, 2019

VIA COURIER AND EDGAR

Re: Change Healthcare Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 4, 2019 CIK No. 0001756497

Matthew Crispino, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Change Healthcare Inc. (“Change Healthcare”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 3 (“Amendment No. 3”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from Amendment No. 2 to the Draft Registration Statement confidentially submitted on January 4, 2019. The Draft Registration Statement has been revised to include unaudited financial statements as of and for the nine months ended December 31, 2018 and to reflect certain other changes, including the deletion from the Exhibit Index of the cautionary statements concerning the representations and warranties in the agreements included as exhibits to the Draft Registration Statement. In addition, Change Healthcare has filed certain exhibits with Amendment No. 3. Change Healthcare advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Change Healthcare understands that the Staff requires a reasonable amount of time for review.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO

SECURITIES AND EXCHANGE COMMISSION	2	February 15, 2019

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Barbara C. Jacobs

Brittany Ebbert

Craig Wilson

Change Healthcare Inc.

Neil E. de Crescenzo

Fredrik Eliasson

Loretta A. Cecil

Ropes & Gray LLP

Craig E. Marcus

Tara Fisher